Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the three months ended March 31, 2008 and 2007
(Unaudited)

The prior period unaudited comparative information for March
31, 2007 has not been reviewed by an independent accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim unaudited consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

1

YUKON-NEVADA GOLD CORP.

Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	March 31,	December 31,
	2008	2007
		(Audited)

Assets

Current assets:
Cash	$17,620	$41,104
Marketable securities	–	173
Accounts receivable and prepaid expenses	14,014	7,778
Inventories (note 4)	29,676	37,995
Future income taxes	1,453	1,453
	62,763	88,503
Restricted funds (note 5)	32,782	36,669
Property, plant and equipment (note 6)	85,216	81,809
Mineral properties (note 7)	98,778	88,212
Other assets (note 8)	961	974

	$280,500	$296,167

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$17,453	$15,273
Payable on purchased ore	13,822	18,847
	31,275	34,120
Other long-term liabilities	907	1,148
Future income taxes (note 10)	25,253	28,527
Asset retirement obligations	26,760	26,528
	84,195	90,323

Shareholders’ equity:
Share capital (note 11(b))	183,507	184,720
Warrants (note 11(c))	20,603	20,603
Contributed surplus (note 11(d))	8,650	8,092
Accumulated other comprehensive income (note 11(e))	2,273	2,273
Deficit	(18,728)	(9,844)
	196,305	205,844
Commitments and contingencies (note 16)
Subsequent events (note 17)

	$280,500	$296,167

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Graham C. Dickson”	Director	“R.J. MacDonald”	Director

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended
	March 31,
	2008	2007

Gold sales	$21,789	$–
Cost of gold sold	22,408	–

Gross margin - mining operations	(619)	–

Temporary shutdown costs (note 12)	4,360	–
Depreciation, depletion, and amortization	3,361	3
Accretion	532	35

Loss from mine operations	(8,872)	(38)

General and administration (note 9)	1,088	449
Stock-based compensation	618	2,004

Loss from operations	(10,578)	(2,491)

Other income (expense):
Interest and other income	948	131
Loss on forward sales	(3,189)	–
Foreign exchange loss	(344)	–
Interest expense	(38)	–

Loss before taxes	(13,201)	(2,360)

Income tax recovery	4,317	–

Net loss	$(8,884)	$(2,360)

Loss per share – basic and diluted	$(0.05)	$(0.04)

Weighted average number of shares outstanding – basic and diluted	175,205,957	60,590,466

Consolidated Statements of Deficit
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended
	March 31,
	2008	2007

Deficit, beginning of period	$(9,844)	$(7,945)

Loss for the period	(8,884)	(2,360)

Deficit, end of period	$(18,728)	$(10,305)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended
	March 31,
	2008	2007

Net loss	$(8,884)	$(2,360)

Foreign exchange adjustment	–	285

Comprehensive loss for the period	$(8,884)	$(2,075)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months
	March 31,
	2008	2007

Cash (used in) provided by:

Operations
Net loss	$(8,884)	$(2,360)
Reclamation payments	205	–
Items not involving cash:
Depreciation, depletion, and amortization	3,361	3
Accretion	532	35
Stock-based compensation	618	2,004
Gain on disposal of assets	(30)	–
Unrealized loss on forward sales	2,699	–
Future income tax recovery	(4,317)	–
Unrealized foreign exchange loss	341	–
	(5,475)	(318)
Change in non-cash working capital	(4,914)	367
	(10,389)	49

Investing
Restricted funds	3,468	2,571
Marketable securities	172	(26)
Mineral property expenditures	(10,637)	(2,277)
Deferred acquisition costs	–	(111)
Purchase of property, plant and equipment	(5,478)	(73)
Proceeds from sale of assets	57	–
	(12,418)	84

Financing
Due to related parties	–	(11)
Capital lease obligations	(243)	–
Share issue costs	(6)	(4)
Common shares issued upon exercise
of shareholder warrants	–	3,006
Common shares issued upon exercise
of agents’ options and warrants	–	296
Common shares issued upon exercise
of stock options	82	263
	(167)	3,550

Effect of exchange rate changes on cash	(510)	55

(Decrease) increase in cash	(23,484)	3,738

Cash, beginning of period	41,104	4,382

Cash, end of period	$17,620	$8,120

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

1.	Nature of operations:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold is currently being produced in Nevada, USA (Jerritt Canyon), acquired on June 20, 2007. There are gold exploration activities being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.	Business combination:

Effective June 20, 2007 the Company acquired 100% of the outstanding common shares of Queenstake. This business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations. These consolidated financial statements include 100% of Queenstake’s operating results for the period from June 20, 2007.

The purchase price was calculated as follows:

Purchase price:
Share consideration (58,436,531 shares at C$1.62 per share)	$89,049
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683
$93,676

The purchase price was allocated as follows:

Net assets acquired:
Cash	$2,450
Accounts receivable and prepaid expenses	3,764
Marketable securities	32
Inventories	21,809
Restricted funds	27,589
Property, plant and equipment	79,868
Mineral properties	44,733
Other assets	1,110
Accounts payable and accruals	(45,498)
Future income taxes	(17,419)
Long-term liabilities	(24,762)
$93,676

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

3.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

	(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership at March 31, 2008 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%

(b)	Capital disclosures:

Effective January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements pertaining to this section are in note 14.

(c)	Financial instruments:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments – Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 15. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

(d)	Inventories:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity.

Further upon adoption of this standard, the Company changed its valuation of materials and supplies from the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items, to the lower of average cost and net realizable value. The adoption of this standard had no impact on the financial statements.

4.	Inventories:

	March 31,	December 31,
	2008	2007
Finished goods	$409	$7,749
Stockpiled ore	3,810	1,827
Purchased ore	19,607	21,408
Work-in-process	1,109	2,962
Materials and supplies	4,741	4,049
	$29,676	$37,995

Included in cost of gold sold and depreciation, depletion, and amortization expense on the statement of loss are total inventory related costs of $6.6 million (2007 – NA) and $0.9 million (2007 – NA), respectively.

5.	Restricted funds:

	March 31,	December 31,
	2008	2007
AIG commutation account	$27,089	$26,970
Cash restricted for future exploration in Canada	1,187	5,485
Water use license letter of credit	3,008	3,114
Cash pledged as security for letters of credit	229	167
Other restricted cash	1,269	933
	$32,782	$36,669

6.	Property, plant and equipment:

	March 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Jerritt Canyon
mine, USA	$90,620	$6,554	$84,066	$84,948	$4,306	$80,642
Ketza River
project, Canada	1,583	504	1,079	1,533	415	1,118
Corporate and
other, Canada	141	70	71	114	65	49
	$92,344	$7,128	$85,216	$86,595	$4,786	$81,809

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

7.	Mineral properties:

	March 31, 2008				December 31, 2007
	Cost	Cost non-	Accumulated	Net book	Cost	Cost non-	Accumulated	Net book
	depletable	depletable	depletion	value	depletable	depletable	depletion	value

Jerritt Canyon
mine, USA	$13,802	$48,822	$2,242	$60,382	$9,551	$46,782	$2,085	$54,248
Ketza River project,
Canada	–	36,528	–	36,528	–	32,129	–	32,129
Silver Valley project,
Canada	–	1,297	–	1,297	–	1,297	–	1,297
Arizona project,
USA	–	552	–	552	–	519	–	519
Other Yukon and
BC projects, Canada	–	19	–	19	–	26	–	26
	$13,802	$87,218	$2,242	$98,778	$9,551	$80,746	$2,085	$88,212

8.	Other assets:

	March 31,	December 31,
	2008	2007

Environmental Risk Transfer Program	$961	$974

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

9.	Related party transactions:

During the period, the Company was charged a total of C$0.1 million (2007 - C$0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner in the firm. A portion of these fees are included in share issue costs and the remainder included under general and administrative expenses.

10.	Future income taxes:

March 31,
2008
Future income tax liability, opening	$28,527

Non-capital loss carryforwards	(3,472)
Renunciation of qualifying eligible expenditures under Canadian
flow-through share program	1,321
Impact of foreign exchange on Canadian dollar future income tax liability	(279)
Other	(844)
$25,253

The Company renounced C$4.5 million of qualifying exploration expenditures under the Canadian flow-through share program in March of 2008. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced and a liability for future income taxes was recorded on the date the renunciation was made.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

11.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding are as follows:

In Thousands	Number
	of shares	Amount
Balance, December 31, 2007	175,133	$184,720

Shares issued upon exercise of stock options	100	82
Fair value of stock options exercised	–	60
Flow-through share renunciation	–	(1,349)
Share issue costs	–	(6)
Balance, March 31, 2008	175,233	$183,507

(c)	Warrants:

The following warrants are outstanding as of March 31, 2008:

Units in Thousands			December 31,				March 31,
			2007				2008
	Expiry	Exercise	Number	Warrants	Warrants	Warrants	Number
	date	price	outstanding	exercised	expired	issued	outstanding

Shareholder warrants	January 16, 2009	1.80	1,000	–	–	–	1,000
Shareholder warrants	April 12, 2010	5.50	2,851	–	–	–	2,851
Shareholder warrants	June 20, 2012	3.00	21,176	–	–	–	21,176
			25,027	–	–	–	25,027

(d)	Contributed surplus:

Contributed surplus as of March 31, 2008 is comprised of the following:

Balance, December 31, 2007	$8,092

Stock-based compensation (i)	618
Transfer to share capital for exercise of stock options	(60)
$8,650

(i)

The Company issued 0.5 million options on March 28, 2008 with an exercise price of C$1.60, expiring on March 28, 2013. The fair value of the stock options granted is included in stock based compensation expense in the statement of operations and credited to contributed surplus.

The fair value of these options has been assigned a fair value using the Black-Scholes pricing model as follows:

Risk-free interest rate	3.35%
Dividend yield	0%
Weighted average expected life	5
Volatility	98%

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

The following stock options are outstanding as of March 31, 2008:

		December 31,			March 31,
		2007		Stock	2008
		Number of	Stock	options	Number of
	Exercise	stock options	options	exercised/	stock options
Expiry date	price	outstanding	issued	expired	outstanding

April 13, 2010	0.60	880	–	–	880
October 1, 2010	0.60	1,092	–	–	1,092
January 25, 2011	0.82	370	–	100	270
March 28, 2011	1.06	75	–	–	75
December 12, 2011	2.25	75	–	–	75
January 5, 2012	2.77	1,275	–	–	1,275
April 3, 2012	1.61	55	–	–	55
June 25, 2012	1.74	450	–	10	440
July 5, 2012	1.58	450	–	42	408
August 10, 2012	1.74	3,410	–	–	3,410
September 14, 2009	2.10	300	–	–	300
August 17, 2008	3.70	10	–	–	10
May 12, 2010	2.15	345	–	28	317
August 23, 2010	2.15	10	–	–	10
April 6, 2011	4.20	516	–	79	437
July 27, 2008	3.85	145	–	15	130
July 5, 2009	5.70	90	–	5	85
October 25, 2009	5.70	97	–	16	81
May 3, 2010	2.25	50	–	–	50
November 13, 2012	1.70	40	–	–	40
March 28, 2013	1.60	–	500	–	500
		9,735	500	295	9,940

The following agents’ options are outstanding as of March 31, 2008:

		December 31,			March 31,
		2007		Agents’	2008
		Number of	Agents’	options	Number of
	Exercise	agents’ options	options	exercised/	agents’ options
Expiry date	price	outstanding	issued	expired	outstanding
June 20, 2009	2.10	1,799	–	–	1,799

(e)	Accumulated other comprehensive income (loss):

	March 31,	December 31,
	2008	2007
Balance, beginning of year	$2,273	$(326)
Foreign exchange translation adjustments	–	2,599

Balance, end of year	$2,273	$2,273

12.	Temporary shutdown costs:

On February 22, 2008 the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities. Expenses incurred from this date to the end of March 31, 2008 were recorded either as capital or, if they were determined to be maintenance or support expenses, as part of temporary suspension costs.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

13.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of the end of March 31, 2008 the Company had one gold producing property (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA.

Assets and liabilities held by geographic location are follows:

	March 31,	December 31,
	2008	2007

Assets:
Canada	$63,124	$86,288
USA	217,377	209,879

	$280,501	$296,167

Liabilities:
Canada	$13,521	$12,200
USA	70,675	78,123

	$84,196	$90,323

14.	Capital Management:

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and ongoing production in its Jerritt Canyon operations. To support these objectives the Company manages its capital structure and makes changes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2008.

15.	Financial Instruments:

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company’s manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

a)	Market risk:

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include foreign currency exchange risk, interest rate risk and commodity price risk.

	(i)	Currency risk:

The Company has integrated operations in Canada and is exposed to foreign exchange risk due to fluctuations in the Canadian currency. Foreign exchange risk arises from purchase transactions as well as financial assets and liabilities denominated in Canadian dollars.

The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

As at March 31, 2008, the Company is exposed to currency risk through its cash and cash equivalents, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts:

In thousands of CAD	March 31,	December 31,
	2007	2007
Cash and cash equivalents	$18,513	$39,756
Marketable securities	–	154
Accounts receivable and prepaid expenses	1,640	2,610
Restricted funds	4,615	8,704
Accounts payable and accrued liabilities	1,722	1,350

Based on the above net exposures as at March 31, 2008, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $6.9 million increase or decrease, respectively, in operating results and shareholder equity. These fluctuations in the Canadian dollar would not impair or enhance the Company’s ability to pay its foreign currency denominated expenses as these costs would be similarly impacted.

(ii)	Interest rate risk:

This is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest earned on excess funds while maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

(iii)	Commodity price risk:

The profitability of the Company is directly related to the market price of gold because revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has not hedged any of its own gold production. Forward sales contracts are entered into for gold produced under its current tolling arrangements with third parties. Currently these forward contracts are recorded at fair value as they are not designated as hedging instruments, with gains and losses recorded in income. For the three months ended March 31, 2008, a 10% increase or decrease in the price of gold would have resulted in a $2.2 million increase or decrease, respectively, in gold sales and a $3.8 million increase or decrease on loss on forward sales.

b)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

	(i)	Cash and cash equivalents and marketable securities

The Company manages its credit risk on cash and cash equivalent balances and marketable securities by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA. Short-term investments (included in cash and cash equivalents as well as marketable securities) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

	(ii)	Accounts receivables and prepaid expenses

Substantially all of the Company’s trade receivables are based in the US and are with a single counterparty. The Company has transacted with this counterparty for several years and there is no history of loss arising from receivable amounts. The Company also has a $3.3 million margin deposit and an offsetting mark-to-market liability on forward sales contracts with the same counterparty that would be offset against any receivable amounts outstanding.

The Company also maintains funds of $27.1 million, included in restricted funds (note 5), with a third party insurer with a Standard & Poor’s rating of AA+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Other significant deposits and receivables are either held by or due from government agencies and relate to the funding of future closure costs at Jerritt Canyon or goods and services input tax credits.

The Company does not have any receivables or deposits that would be considered impaired or otherwise uncollectible, therefore no allowance for doubtful accounts is required.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses for 60 days.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at March 31, 2008:

	Less than	1 to 2	Greater than
	3 months	Years	2 Years
Account payable and accrued
liabilities	$12,800	$–	$–
Payable on purchased ore	13,822	–	–
Forward sales contracts	11,924	22,918	–
Capital lease obligations	263	1,610	121

16.	Commitments and contingencies:

	(a)	Joint-venture funding:

As part of the October 9, 2007 Shareholders’ Agreement (the Agreement) entered into with Non- Ferrous International Investment Company Limited, the Company committed to, subject to certain conditions precedent, subscribe for 6 million common shares of a joint venture company, 804772 B.C. LTD (joint venture company), at a subscription price of C$0.25 per common share. The total contribution of C$1.5 million will be used for the initial funding of exploration under the newly formed joint venture company.

During February of 2008 the terms of the conditions precedent were met for the Agreement. Under the terms of the Agreement the subscription payment for the 6 million common shares is required to be made and a 50% interest acquired in the joint venture company.

	(b)	Forward gold sales:

In order to protect its profits from the production of gold from ore purchased from third parties, as of March 31, 2008, the Company had entered into forward gold sales contracts to deliver 41,600 ounces of gold at an average price of $838 per ounce at various dates through to January 30, 2009. This approximates the number of ounces of gold contained in ore purchased from third parties as of March 31, 2008.

	(c)	Emissions control system:

Pursuant to a stop order received from the State of Nevada, Division of Environmental Protection, the Company is committed to the design and installation of a Calomel-based mercury emissions control system for the removal of mercury from the west and east roasters at the Jerritt Canyon mill facility. The total cost of installing and testing this system to the standards required within the stop order is not determinable at this time.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three month period ended March 31, 2008

17.	Subsequent events:

	(a)	The Company issued 37,000 common shares for proceeds of 22,200 pursuant to the exercise of stock options.

	(b)	On April 21, 2008 the Company paid C$1.5 million under the terms of the Arrangement (note 16(a)) to subscribe for 6 million shares of the joint venture company.

	(c)	On May 2, 2008, the Company closed a non-brokered private placement for a total of 10.1 million flow- through shares for total proceeds of C$20.1 million.

(d)

On April 23, the Company entered into an option to purchase a property comprised of 278 contiguous claims and mining leases in the Yukon Territory. The option agreement requires a payment of C$25,000 and commitment to carry out work for a value of C$0.2 million in the first year, and a payment of C$0.1 million and work commitment of C$0.3 million in the second year. The Company has the option to purchase the property for C$4 million to be paid over a period of three years. The Company intends to transfer this property into the joint venture company (note 16(a)).